Filed Pursuant to Rule 433

Registration No. 333-215833-01

January 10, 2019

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated January 10, 2019)

Issuer:	CenterPoint Energy Houston Electric, LLC

Security:	4.25% General Mortgage Bonds, Series AC, due 2049

Legal Format:	SEC Registered

Anticipated Ratings*:	A1 (stable) / A (negative watch) / A+ (stable) (Moody’s / S&P / Fitch)

Size:	$700,000,000

Trade Date:	January 10, 2019

Expected Settlement Date:	January 15, 2019

Maturity Date:	February 1, 2049

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2019

Coupon:	4.25%

Price to Public:	99.393%

Benchmark Treasury:	3.000% due August 15, 2048

Benchmark Treasury Yield:	3.066%

Spread to Benchmark Treasury:	+122 basis points

Re-offer Yield:	4.286%

Optional Redemption:	Prior to August 1, 2048, greater of 100% or make-whole at a discount rate of Treasury plus 20 basis points (calculated to August 1, 2048); and on or after August 1, 2048, 100% plus, in either case, accrued and unpaid interest.

CUSIP:	15189X AT5

Joint Book-Running Managers:	Mizuho Securities USA LLC PNC Capital Markets LLC Regions Securities LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	C.L. King & Associates, Inc. Drexel Hamilton, LLC Evercore Group L.L.C. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403, PNC Capital Markets LLC toll-free at 1-855-881-0697, Regions Securities LLC collect at 1-404-279-7400, TD Securities (USA) LLC toll-free at 1-855-495-9846 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.